UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events.

On February 24, 2021, pursuant to a securities purchase agreement with several accredited investors, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”), closed a registered direct offering (the “Registered Direct Offering”) of (i) 1,295,770 ordinary shares of the Company (the “Shares”); (ii) first registered investor warrants, with a term of five (5) years exercisable immediately upon issuance, to purchase an aggregate of up to 1,295,770 ordinary shares (the “First Registered Warrant Shares”) at an exercise price of $4.00 per share, subject to customary adjustments thereunder (the “First Registered Warrants”); and (iii) second registered investor warrants, with a term of five (5) years exercisable immediately upon issuance, to purchase an aggregate of up to 1,295,770 ordinary shares (the “Second Registered Warrant Shares” and collectively with the First Registered Warrant Shares, the “Warrant Shares”) at an exercise price of $4.50 per share, subject to customary adjustments thereunder (the “Second Registered Warrants” and collectively with the First Registered Warrants, the “Warrants”). Holders of the Warrants may exercise them by paying the applicable cash exercise price or, if there is not an effective registration statement for the sale of the Warrant Shares at the time of exercise, by exercising on a cashless basis pursuant to the formula provided in the Warrants. The Shares, the Warrants and the Warrant Shares are collectively referred to as the “Securities.”

The Company received gross proceeds of approximately $4,600,000, before deducting offering expenses, and intends to use the net proceeds from the Offering for general working capital purpose.

As previously disclosed in the Company’s current report on Form 6-K filed on February 23, 2021 with the U.S. Securities and Exchange Commission (the “SEC”), the Securities were registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective shelf registration statement on Form F-3 (File No. 333-230860), which was initially filed with the SEC on April 15, 2019, and was declared effective on April 29, 2019 (the “Shelf Registration Statement”), and the related base prospectus included in the Shelf Registration Statement. The Company filed the prospectus supplement for the Registered Direct Offering with the SEC on February 23, 2021.

This Form 6-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Company’s Annual Report on Form 20-F for the year ended September 30, 2020, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by law.

Financial Statements and Exhibits.

Exhibits

Exhibit Number	Description of Exhibit
5.1	Opinion of Mourant Ozannes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board